Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

March 17, 2006
Our ref. No. PI 052

The U.S. Securities and Exchange (
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fi...
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- Stock Acquisition Rights (Shinkabu-Yoyaku-ken) for a Stock-linked Compensation Plan

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

dlw 3/22

Stock Acquisition Rights (Shinkabu-Yoyaku-ken) for a Stock-linked Compensation Plan

Mitsubishi Corporation (the "Company")hereby makes the following announcement: at the Meeting of the Board of Directors of the Company held on the date first written hereof, the Board of Directors decided the details of stock acquisition rights for a Stock-linked Compensation Plan to be issued as stock option (the "Stock Acquisition Right(s) ") pursuant to Article 280-20 and 280-21 of the Commercial Code and the resolution at the 2005 Annual General Meeting of Shareholders of the Company dated June 24, 2005.

1. Mitsubishi Corporation, March, 2006 Stock Acquisition Rights (Shinkabu-Yoyaku-ken) for a Stock-linked Compensation Plan

(1) Name of the Stock Acquisition Rights:
Mitsubishi Corporation, March, 2006 Stock Acquisition Rights (Shinkabu-Yoyaku-ken) for a Stock-linked Compensation Plan

(2) Issue date of Stock Acquisition Rights:
March 17, 2006

(3) Total number of Stock Acquisition Rights to be issued:
63 Stock Acquisition Rights
The number of shares to be issued per Stock Acquisition Right shall be 100.

(4) Issue price of Stock Acquisition Rights:
Issued in gratitude

(5) Class and number of shares to be issued for the purpose of issuing Stock Acquisition Rights (the "Exercise Price") :
6,300 shares of the Company's common stock

(6) The amount to be paid upon exercise of Stock Acquisition Rights :
The amount to be paid upon exercise of Stock Acquisition Rights shall be determined by multiplying the price paid per share issued or transferred due to the exercise of stock acquisition rights (hereinafter "Exercise Price") by the Number of Share Granted.
The Exercise Price shall be 1 yen.

(7) Total paid-in value of the common stock of Company to be issued or transferred upon exercise of all the Stock Acquisition Rights :
6,300 yen

(8) Exercise period
From March 18, 2006 through June 24, 2035
1) A stock acquisition rights holder may exercise his/her stock acquisition rights during the 10-year period starting on the day after losing his/her position (hereinafter "Start of Exercise Date") as either director or

executive officer of the Company.

2) Notwithstanding 1) above, in the event that the "Start of Exercise Date" has not occurred by June 30, 2030, a stock acquisition rights holder may exercise his/her rights from July 1, 2030.

(9) Issuance of Stock Acquisition Rights Certificate:
Certificates of Stock Acquisition Rights shall be issued only when the Stock Acquisition Rights Holders request such issuance.

(10) Place of exercise
HR & Administration Dept, Mitsubishi Corporation

(11) Paying agent
The Mitsubishi UFJ Trust and Banking Corporation

(12) Dividend for shares to be issued upon exercise of the Stock Acquisition Rights:
The Company will pay the full amount of an annual dividend or interim dividend (being a cash distribution pursuant to Article 293-5 of the Commercial Code), if any, on the Shares issued upon exercise of the Stock Acquisition Rights for a dividend accrual period (currently, a six-month period ending on 31st of March and 30th of September of each year) during which the relevant stock subscription date falls as if that exercise had taken effect at the beginning of such dividend accrual period.

(13) Treatment in the case of the Company becoming a wholly-owned subsidiary:
In the case of the Company becoming a wholly-owned subsidiary of another corporation by way of share exchange (kabushiki-kokan) or share transfer (kabushiki-iten), then the Company may cause its obligation for individuals who will be allotted the Stock Acquisition Rights to be taken over by another corporation which will wholly-own the Company.

(14) Individuals who will be allotted the Stock Acquisition Rights
Certain executive officers of the Company, 1 person in total.

2. Mitsubishi Corporation, April, 2006 Stock Acquisition Rights (Shinkabu-Yoyaku-ken) for a Stock-linked Compensation Plan

(1) Name of the Stock Acquisition Rights:
Mitsubishi Corporation, April, 2006 Stock Acquisition Rights (Shinkabu-Yoyaku-ken) for a Stock-linked Compensation Plan

(2) Issue date of Stock Acquisition Rights:
April 28, 2006

(3) Total number of Stock Acquisition Rights to be issued:
138 Stock Acquisition Rights
The number of shares to be issued per Stock Acquisition Right shall be 100.

(4) Issue price of Stock Acquisition Rights:
Issued in gratitude

(5) Class and number of shares to be issued for the purpose of issuing Stock Acquisition Rights (the "Exercise Price") :
13,800 shares of the Company's common stock

(6) The amount to be paid upon exercise of Stock Acquisition Rights :
The amount to be paid upon exercise of Stock Acquisition Rights shall be determined by multiplying the price paid per share issued or transferred due to the exercise of stock acquisition rights (hereinafter "Exercise Price") by the Number of Share Granted.
The Exercise Price shall be 1 yen.

(7) Total paid-in value of the common stock of Company to be issued or transferred upon exercise of all the Stock Acquisition Rights :
13,800 yen

(8) Exercise period
From April 29, 2006 through June 24, 2035
1) A stock acquisition rights holder may exercise his/her stock acquisition rights during the 10-year period starting on the day after losing his/her position (hereinafter "Start of Exercise Date") as either director or executive officer of the Company.
2) Notwithstanding 1) above, in the event that the "Start of Exercise Date" has not occurred by June 30, 2030, a stock acquisition rights holder may exercise his/her rights from July 1, 2030.

(9) Issuance of Stock Acquisition Rights Certificate:
Certificates of Stock Acquisition Rights shall be issued only when the Stock Acquisition Rights Holders request such issuance.

(10) Place of exercise
HR & Administration Dept, Mitsubishi Corporation

(11) Paying agent
The Mitsubishi UFJ Trust and Banking Corporation

(12) Dividend for shares to be issued upon exercise of the Stock Acquisition Rights:
The Company will pay the full amount of an annual dividend or interim dividend (being a cash distribution pursuant to Article 293-5 of the Commercial Code), if any, on the Shares issued upon exercise of the Stock Acquisition Rights for a dividend accrual period (currently, a six-month period ending on 31st of March and 30th of September of each year) during which the relevant stock subscription date falls as if that exercise had taken effect at the beginning of such dividend accrual period.

(13) Treatment in the case of the Company becoming a wholly-owned subsidiary:
In the case of the Company becoming a wholly-owned subsidiary of another corporation by way of share exchange (kabushiki-kokan) or share transfer (kabushiki-iten), then the Company may cause its obligation for individuals who will be allotted the Stock Acquisition Rights to be taken over by another corporation which will wholly-own the Company.

(14) Individuals who will be allotted the Stock Acquisition Rights
Certain executive officers of the Company, 2 persons in total.

Notes

-1- Date of resolution of the Board of Directors of the Company that decided the proposal at the 2005 Ordinary General Meeting of Shareholders of the Company: May 18, 2005

-2- Date of resolution of the 2005 Ordinary General Meeting of Shareholders of the Company: June 24, 2005

Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

March 17, 2006
Our ref. No. PI 053

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- Diamond Lease, Mitsubishi Corporation and Mitsubishi Motors Sign Basic Agreement Concerning Auto Finance Business

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Translation of report filed with the Tokyo Stock Exchange on March 17, 2006

Diamond Lease, Mitsubishi Corporation and Mitsubishi Motors Sign Basic Agreement Concerning Auto Finance Business

Diamond Lease Co., Ltd. (DL), Mitsubishi Corporation (MC) and Mitsubishi Motors Corporation (MMC) today announced a basic agreement to make their auto finance businesses larger and more competitive. The agreement, as detailed below, concerns the strategic business restructuring of Mitsubishi Auto Credit-Lease Corporation (MCL) (Head Office: Minato-ku, Tokyo; President: Atsuki Tokufuji) and Diamond Auto Lease Co., Ltd. (DAL) (Head Office: Shinagawa-ku, Tokyo; President: Tomoyuki Hanzawa).

1. Outline of the Basic Agreement

(1) MCL will be split into two companies: one for finance in connection with MMC vehicles, including auto credit, car rental and other operations (MCL credit operating company), and the other for lease and maintenance services operations for vehicles (MCL lease operating company).

(2) The MCL credit operating company will be established as a strategic joint venture business by DL and MMC through a share transfer. The company will mainly promote finance business for MMC vehicles.

(3) MC and DL will jointly establish a holding company through the sale of shares and a transfer of shares by both companies. This holding company will oversee DAL and the MCL lease operating company, which will operate the lease and maintenance services businesses for vehicles.

2. Summary of the Basic Agreement

(1) Present Situation


DL
MC
MMC
Other shareholders
100%
43.25%
43.25%
13.5%
DAL
MCL

(2) Post-Restructuring


MC
DL
MMC
50%
50%
Holding Company (name pending)
50%
50% *
100%
100%
DAL
MCL lease operating company (name pending) [MCL's leasing business]
MCL credit operating company (name pending) [MCL's credit business]

* Part of the shareholding is planned to be sold to a third party other than DL.

(3) Outline of the Jointly Owned Companies (names pending)

MCL credit operating company (name pending)

	Total	DL	MMC
Shareholding	100%	50%	50% (above *)
No. of directors	5	3	2
No. of representative directors	2	1 (President and CEO*)	1 (Vice President)
No. of corporate auditors	3	1	1
		(1 outside corporate auditor)	

* To be nominated by MMC on establishment.

Holding company for lease and maintenance services businesses (name pending)

	Total	MC	DL
Shareholding	100%	50%	50%
No. of directors	8	4	4
No. of representative directors	2	1 (President and CEO)	1 (Vice President)
No. of corporate auditors	3	1	1
		(1 outside corporate auditor)	

3. Background to the Basic Agreement

A major general leasing company, DL conducts an auto lease business, primarily through group company DAL. The group managed a fleet of approximately 82,000 vehicles as of September 30, 2005. DL has been looking for ways to expand by increasing its managing fleet and using this growth to cut costs and boost efficiency.

MCL, in which MC and MMC each have a 43.25% equity interest, has steadily grown its business, which is centered on auto credit and leasing for MMC and other vehicles. To enhance services further as the best partner of both customers and dealerships, and with the aim of conducting a specialized leasing business utilizing expertise gained thus far, MC and MMC have examined with MCL the restructuring of its businesses. The three companies considered splitting MCL into two entities: a finance company in connection with MMC's car businesses, and a leasing company offering leases and maintenance services for vehicles.

Since DL, MC and MMC have the same business objectives, MC and MMC concluded that a strategic partnership with DL would be an effective way of expanding and developing the two businesses after they are separated from MCL.

4. The Aims of the Basic Agreement

(1) The Aims of the Auto Credit Business

1. MMC will establish much closer ties with the MCL credit operating company, which

will be the finance arm for MMC vehicles. In this way, and by deepening cooperation with dealerships nationwide, running various campaigns and launching new products, MMC will be able to accurately respond to customer needs.

2. As one of Japan's leading general leasing companies, DL's strong suits are its fund procurement capability and expertise in all types of financing services. DL has long focused on strengthening and expanding its finance business relating to valued assets and has acquired considerable expertise in the process.

By playing a leading role in the MCL 's credit business, which is jointly owned by DL and MMC, DL aims to rapidly establish a solid presence in the credit business to further bolster the group's comprehensive financing services, thereby improving its consolidated operating results.

3. DL is committed to helping the MCL credit operating company grow and build a sound operating base by supporting all aspects of its operations. This assistance includes support and advice with respect to obtaining financing as well as expertise concerning credit receivables management and systems support in the credit business.

(2) The Aims of the Auto Lease Business

1. The holding company to be established jointly by MC and DL will oversee the activities of the MCL lease operating company and DAL. By managing operations in an integrated manner, this holding company will become one of the top automobile leasing firms with an expected its managing fleet size of more than 200,000 vehicles.

2. The MC Group, DL Group, MCL and DAL possess a variety of know-how concerning the auto lease business, including expertise in credit receivables management, information systems and vehicle maintenance management. Taking full advantage of this knowledge, the business will cultivate the extensive business domains of MC and DL to capture synergies in a short space of time and increase the quality of services for customers. The ultimate goal is to grow the business further by satisfying customer needs.

3. The holding company will coordinate a cohesive business strategy, with a scope that includes the two companies, as well as consolidate common back-office operations, such as management and vehicle maintenance, to derive synergies from integration. The holding company intends to utilize the autonomy of both subsidiaries to raise sales, primarily in established markets. Further, it will also explore the possibility of integrating both subsidiaries in the future when information and other systems are propery consolidated.

5. Outline of the Companies to Be Restructured

(1) Company	Mitsubishi Auto Credit-Lease Corporation	Diamond Auto Lease Co., Ltd.
(2) President	Atsuki Tofukuji	Tomoyuki Hanzawa
(3) Address	34-7, Shiba 5-chome, Minato-ku, Tokyo	31-1, Nishi-Gotanda 1-chome, Shinagawa-ku, Tokyo
(4) Established	January 27, 1972	March 29, 1990
(5) Main businesses	Leasing and credit services	Leasing
(6) Fiscal year-end	March 31	March 31
(7) No. of employees	517	163
(8) Shareholders' equity	15,565 million yen	2,006 million yen
(9) No. of issued shares	19,200,000	4,000
(10) Shareholders and shareholding	Mitsubishi Motors Corporation 43.25% Mitsubishi Corporation 43.25% The Bank of Tokyo-Mitsubishi UFJ 3.00% Mitsubishi UFJ Trust and Banking 3.00% Mitsubishi Estate Co., Ltd. 3.00% Tokio Marine & Nichido Fire Insurance Co., Ltd. 3.00% Nippon Express Co., Ltd. 1.50%	Diamond Lease Co., Ltd. 100.00%

Most Recent Business Results

(Million Yen)

	Mitsubishi Auto Credit-Lease Corporation		Diamond Auto Lease Co., Ltd.	
	Year ended March 31, 2004	Year ended March 31, 2005	Year ended March 31, 2004	Year ended March 31, 2005
Operating revenue	114,926	117,863	18,572	21,021
Gross profit	13,805	13,889	3,025	3,304
Operating income	2,642	4,240	1,067	1,222
Ordinary income	2,652	4,230	1,057	1,215
Net income	1,090	2,351	610	716
Total assets	345,704	343,102	34,717	39,780
Shareholders' equity	13,248	15,565	1,290	2,006

6. Provisional Schedule

March 17, 2006	Signing of Memorandum of Understanding
June 2006	Signing of agreement between the parties concerning the corporate split, share sales and joint stock transfer
January~March 2007	Corporate split, share sales, joint stock transfer (Establishment of holding company)

The schedule may be revised by agreement of the three companies due to unavoidable procedural issues.

7. Outlook

This agreement has no effect on the projected consolidated operating results of DL, MC and MMC for the fiscal year ending March 31, 2006.

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